

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON PROVIDES UPDATE ON DISCLOSURE ITEMS

CALGARY, December 14, 2009 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) advises that its 30-day average closing share price on the New York Stock Exchange ("NYSE") has fallen below the NYSE's continued listing standard relating to minimum share price. The NYSE standard requires that a company's common stock trade at a minimum average closing price of US$1.00 per share during any consecutive 30-day trading period.

Management believes that the following factors have contributed to a decline in the recent trading value of its capital stock:

- The continued uncertainty of natural gas prices;

- The divestiture of a significant number of Compton's shares by one shareholder. On November 20, 2009, that shareholder filed a notice of intention to sell up to 10.0 million shares; subsequent filings indicate that approximately 8.6 million shares were sold in the days subsequent to that notice;

- The strengthening of the Canadian dollar relative to the US dollar;

- The misinterpretation by some investors of management's intentions regarding Compton's recently filed base shelf prospectus, which is further clarified below; and

- The pending release by Compton of its 2010 operating guidance.

The Corporation is in discussions with the NYSE to confirm that it is aware of the standard and that current business plans are expected to result in adequate share price appreciation to cure the deficiency, depending upon market conditions. Following these discussions, the NYSE will determine a time frame within which Compton's share price must comply with the minimum share price standard. During the period that the Corporation's common stock trades below the minimum share price standard, its trading symbol, CMZ, will be assigned a ".BC" indicator.

Compton continues to be in full compliance with all other requirements of the NYSE and all of its obligations and requirements in respect of the listing standards of the Toronto Stock Exchange. The Corporation does not anticipate any change in such compliance.

In addition, Compton announces that it has filed its final base shelf prospectus with the securities regulators in each of the provinces of Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. These filings will give the Corporation the option to make offerings of equity or other securities over the next 25-month period in an expedited manner by way of one or more prospectus supplements, if determined by Compton to be in the best interests of shareholders.

Compton has no current intention to offer securities under the shelf prospectus and registration statement, and would only consider doing so should management identify an opportunity that would be significantly accretive to the value of the Corporation. Compton is committed to managing its business in such a way that it provides increasing and sustainable shareholder value. Any potential future financing transaction would only be undertaken if it was consistent with this philosophy.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's compliance with the NYSE listing standards and the filing of the final base shelf prospectus. Although the Corporation intends to cure its deficiency and to return to compliance with NYSE continued listing requirements, there can be no assurance that it will be able to do so. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com